UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 13, 2026, in line with its restructuring plan, Forafric Agro Industries Limited entered into a Share and Credit Purchase Agreement with Mr. Farid Rehmani for the sale of 100% of the share capital of Forafric Portugal, for a total consideration of US$1,400,000. The transaction remains subject to customary conditions precedent, including the establishment of an escrow arrangement for the purchase price. Closing is expected to occur through the execution of a public deed before a Portuguese notary no later than November 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: July 16, 2026	By:	/s/ Julien Benitah
	Name:	Julien Benitah
	Title:	Chief Financial Officer